Exhibit 99.1

TSX:           JE
NYSE:           JE

FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY GROUP INC.

JUST ENERGY ANNOUNCES CFO TRANSITION:
THE APPOINTMENT OF PATRICK McCULLOUGH AS CHIEF FINANCIAL OFFICER REPLACING BETH SUMMERS

TORONTO, ONTARIO, August 22, 2014 - - Just Energy Group, Inc. (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced a transition in the role of CFO.  Co-CEOs Deb Merril and James Lewis announced the appointment by the Board of Directors of Patrick McCullough as Chief Financial Officer and the departure of Beth Summers from that role following a transition period.

Mr. McCullough has an 18 year career of progressive experience in senior financial roles, most recently as the Chief Executive Officer of Amonix, a California based designer and manufacturer of concentrated photovoltaic (CPV) solar power systems, a role he took on as part of a global restructuring in June 2012. He had been the CFO of Amonix since May 2010. Prior to this, he had held the CFO role with IMI Severe Service from May 2007, Division CFO for Johns Manville, a Berkshire Hathaway Company, from April 2005 and various roles with Ford Motor Company culminating as Deputy General Manager and CFO of a $1+ billion joint venture in Shanghai China. He joined Ford in 1995.  Mr. McCullough has a Masters of Business Administration and a Bachelor of Science, Mechanical Engineering, both from the University of Notre Dame.

Co-CEO Deb Merril stated that “When James and I became Co-CEOs, we had a clear objective to build the team necessary to broaden our market leading position in the high growth deregulated energy sector. We are very pleased to have Patrick McCullough join Just Energy as our new CFO. He has extensive experience in senior roles with three Fortune 500 companies as well as a fast growing venture investment. He brings skills in strategic planning, capitalizing on business opportunities and managing complexity. He also has extensive and detailed knowledge of the growing solar energy market in North America.”

“Beth Summers has served the Company as CFO over the past five years and has now chosen to pursue other business opportunities. I want to thank Ms. Summers for her efforts during a period of very rapid growth for Just Energy. During her tenure, the Company grew from 1.7 million to 4.5 million residential customer equivalents. We wish her the best of luck in the future.”

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million individual residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy and Tara Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Deb Merril
Co-Chief Executive Officer
Phone: 905.795.3557

or

Michael Cummings
Investor Relations
Phone:  617.461.1101